FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2005.

Total number of pages: 34

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO JUNE 30, 2005)

CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO JUNE 30, 2005)

CONSOLIDATED

Released on September 15, 2005

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended June 30

	2004	2005	2005
Net sales	¥ 112,287	¥ 122,499	$ 1,107,386
Operating income	11,027	9,602	86,802
Income before provision for income taxes	13,585	11,959	108,109
Net income	8,508	8,794	79,497

Per share data
Net income
－Basic	¥ 127.62	¥ 123.18	$ 1.11
－Diluted	¥ 121.20	¥ 118.33	$ 1.07

  CONSOLIDATED BALANCE SHEETS

	2005
	March 31	June 30	June 30
Current assets	¥ 260,943	¥ 269,007	$ 2,431,812
Investments	20,360	20,349	183,954
Property, plant, equipment and others	202,870	207,142	1,872,554
Total assets	484,173	496,498	4,488,320

Current liabilities	160,327	166,424	1,504,466
Long-term liabilities	61,299	58,896	532,417
Total liabilities	221,626	225,320	2,036,883
Minority interest in consolidated subsidiaries	55,507	55,653	503,100
Shareholders’ equity	207,040	215,525	1,948,337
Total liabilities and shareholders’ equity	¥ 484,173	¥ 496,498	$ 4,488,320

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2004	2005	2005
Net cash provided by operating activities	¥ 8,056	¥ 9,792	$ 88,519
Net cash used in investing activities	(9,109)	(9,646)	(87,200)
Net cash provided by financing activities	3,861	112	1,013
Effect of exchange rate changes on cash and cash equivalents	869	967	8,742

Net increase in cash and cash equivalents	3,677	1,225	11,074
Cash and cash equivalents at beginning of period	73,392	70,111	633,800

Cash and cash equivalents at end of period	¥ 77,069	¥ 71,336	$ 644,874

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

Net Sales

Our net sales increased ¥10,212 million, or 9.1%, from ¥112,287 million for the three months ended June 30, 2004 to ¥122,499 million for the three months ended June 30, 2005. During the three months ended June 30, 2005, our core business, small precision motors, including hard disk drive spindle motors, progressed remarkably well, reflecting vigorous demand in the IT industry and consumer electronics. Businesses of mid-size motors, machinery, and electronics and optical components, however, recorded decreases in net sales and operating income as compared to the same period of the previous year due to prolonged inventory adjustments by our main customers and a sharp rise in material prices, mainly for steel. Net sales by business segment are as follows.

Net sales of our hard disk drive spindle motors increased ¥12,266 million, or 51.6%, from ¥23,773 million for the three months ended June 30, 2004 to ¥36,039 million for the three months ended June 30, 2005. This was due to a large increase in sales volume by slightly more than 57% as compared to the same period of the previous fiscal year, due to an increase in demand.

Net sales of hard disk drive spindle motors accounted for 21.2% of total net sales for the three months ended June 30, 2004 and 29.4% of total net sales for the three months ended June 30, 2005. Net sales of fluid dynamic bearing motors accounted for 83.3% of total net sales of hard disk drive spindle motors for the three months ended June 30, 2004 and 98.4% of total net sales of hard disk drive spindle motors for the three months ended June 30, 2005.

Net sales of other small precision brushless DC motors increased ¥2,286 million, or 17.1%, from ¥13,406 million for the three months ended June 30, 2004 to ¥15,692 million for the three months ended June 30, 2005. Despite a leveling off in sales of Sankyo Seiki, which accounted for 37.9% of sales, sales of Nidec Corporation and certain subsidiaries continued to experience strong growth.

Net sales of other small precision brushless DC motors accounted for 11.9% of total net sales for the three months ended June 30, 2004 and 12.8% of total net sales for the three months ended June 30, 2005.

Net sales of our brushless DC fans increased ¥1,292 million, or 16.5%, from ¥7,843 million for the three months ended June 30, 2004 to ¥9,135 million for the three months ended June 30, 2005. The increase was due to an increase in the sales of high-end products that resulted primarily from an increase in prices, although sales quantities also increased. This followed the trend from the previous fiscal year.

Net sales of brushless DC fans accounted for 7.0% of total net sales for the three months ended June 30, 2004 and 7.5% of total net sales for the three months ended June 30, 2005.

Net sales of mid-size motors decreased ¥374 million, or 3.8%, from ¥9,794 million for the three months ended June 30, 2004 to ¥9,420 million for the three months ended June 30, 2005. This was due to sluggish sales of motors for home appliance air conditioners and industrial use motors. The sluggish sale of industrial use motors was due to weakened capital investments. Net sales of automotive motors increased by 8.5% as compared to the same period of the previous fiscal year.

Net sales of mid-size motors accounted for 8.7% of our total net sales for the three months ended June 30, 2004 and 7.7% of total net sales for the three months ended June 30, 2005.

Net sales of machinery decreased ¥1,251 million, or 7.2%, from ¥17,253 million for the three months ended June 30, 2004 to ¥16,002 million for the three months ended June 30, 2005. Net sales of Nidec Copal Corporation largely decreased and net sales of Nidec-Kyori Corporation, Nidec Tosok Corporation, and Sankyo Seiki Mfg. Co., Ltd. slightly decreased. The decrease in net sales of Nidec Copal Corporation was mainly due to a decrease in sales of laboratory systems for AgfaPhoto GmbH.

Net sales of machinery accounted for 15.4% of our total net sales for the three months ended June 30, 2004 and 13.1% of total net sales for the three months ended June 30, 2005.

Net sales of Electronic and Optical components decreased ¥2,807 million, or 8.9%, from ¥31,613 million for the three months ended June 30, 2004 to ¥28,806 million for the three months ended June 30, 2005. This was mainly due to a decrease in sales of Nidec Copal Corporation due to decreased sales of shutters, lens units and backlights resulting from inventory adjustments by our main customers. On the other hand, Sankyo Seiki Mfg. Co., Ltd. increased its sales by 1.6% and Nidec Copal Electronics Corporation increased by 5.9%.

Net sales of Electronic and Optical components accounted for 28.2% of our total net sales for the three months ended June 30, 2004 and 23.5% of total net sales for the three months ended June 30, 2005.

Net sales of other products increased ¥314 million, or 6.0%, from ¥5,213 million for the three months ended June 30, 2004 to ¥5,527 million for the three months ended June 30, 2005. This was due to an increase of ¥395 million in sales of pivot assemblies, while net sales of others, mainly consisting of Nidec Tosok’s automotive parts, slightly decreased.

Net sales of other products accounted for 4.6% of total net sales for the three months ended June 30, 2004 and 4.5% of total net sales for the three months ended June 30, 2005.

Cost of Products Sold

Our cost of products sold increased ¥7,840 million, or 9.0%, from ¥86,762 million for the three months ended June 30, 2004 to ¥94,602 million for the three months ended June 30, 2005 due primarily to increased sales. As a percentage of net sales, cost of sales decreased from 77.3% to 77.2%. This decrease was due primarily to the efficiencies of scale realized by mass production of small precision motors, which offset a cost increase caused by a rise in materials prices such as steel.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥2,190 million, or 24.1%, from ¥9,103 million for the three months ended June 30, 2004 to ¥11,293 million for the three months ended June 30, 2005. This increase was due primarily to loss on bad debts from the bankruptcy of AgfaPhoto GmbH, amounting to ¥1,059 million, at Nidec Copal Corporation. In the same period of the previous year, gain from reversal of accrued retirement benefit to directors amounting to ¥593 million at Sankyo Seiki Mfg.Co., Ltd. and gain from the transition to the defined contribution pension plans amounting to ¥279 million at Nissin Kohki Co., Ltd. were recognized as a decrease in selling, general and administrative expenses. As a percentage of net sales, selling, general and administrative expenses increased from 8.1% for the three months ended June 30, 2004 to 9.2% for the three months ended June 30, 2005.

Research and Development Expenses

Our research and development expenses increased ¥1,607 million, or 29.8%, from ¥5,395 million for the three months ended June 30, 2004 to ¥7,002 million for the three months ended June 30, 2005. As a percentage of net sales, research and development expenses increased from 4.8% for the three months ended June 30, 2004 to 5.7% for the three months ended June 30, 2005. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drive spindle motors, mainly used for portable music players, and mid-size motors, mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Operating Income

As a result of the foregoing factors, our operating income decreased ¥1,425 million, or 12.9%, from ¥11,027 million for the three months ended June 30, 2004 to ¥9,602 million for the three months ended June 30, 2005. As a percentage of net sales, operating income decreased from 9.8% to 7.8%.

Other Income (Expenses)

Other income decreased ¥201 million, or 7.9%, from ¥2,558 million for the three months ended June 30, 2004 to ¥2,357 million for the three months ended June 30, 2005.

Interest and dividend income increased ¥155 million, or 95.1%, from ¥163 million for the three months ended June 30, 2004 to ¥318 million for the three months ended June 30, 2005. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases of interest rates.

Gain on marketable securities, net decreased ¥531 million, or 94.5%, from ¥562 million for the three months ended June 30, 2004 to ¥31 million for the three months ended June 30, 2005. This decrease was attributable to fewer sales of marketable securities, reflecting a comparatively sluggish market.

Foreign exchange gain increased ¥376 million, or 20.3%, from ¥1,848 million for the three months ended June 30, 2004 to ¥2,224 million for the three months ended June 30, 2005. This was principally due to an increase in the balance of our foreign currency denominated assets during the fiscal three months ended June 30, 2005 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the three months ended June 30, 2004. The exchange rate was ¥105.69 per U.S. dollar as of March 31, 2004 and ¥108.43 per U.S. dollar as of June 30, 2004 increasing to ¥107.39 per U.S. dollar as of March 31, 2005 and ¥110.62 per U.S. dollar as of June 30, 2005.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes decreased ¥1,626 million, or 12.0%, from ¥13,585 million for the three months ended June 30, 2004 to ¥11,959 million for the three months ended June 30, 2005.

Provision for Income Taxes

Our provision for income taxes decreased ¥197 million, or 7.8%, from ¥2,541 million for the three months ended June 30, 2004 to ¥2,344 million for the three months ended June 30, 2005. The estimated effective income tax rate for the three-month period ended June 30, 2005 was slightly higher compared to the estimated effective income tax rate for the three-month period ended June 30, 2004. This was mainly due to less decrease in valuation allowance resulting from the slower recovery in profitability of some of our subsidiaries.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥1,695 million, or 67.5%, from ¥2,512 million for the three months ended June 30, 2004 to ¥817 million for the three months ended June 30, 2005. This was due primarily to a decrease in income of group companies and a decrease in minority interest as a result of an increase in interests held in subsidiaries such as Nidec Copal Corporation and Nidec Tosok Corporation.

Equity in Net Losses of Affiliated Companies

Equity in net losses of our affiliated companies decreased ¥20 million, or 83.3%, from ¥24 million for the three months ended June 30, 2004 to ¥4 million for the three months ended June 30, 2005. This was primarily due to a decrease in the number of affiliates accounted for by the equity method.

Net Income

As a result of the foregoing, our net income increased ¥286 million, or 3.4%, from ¥8,508 million for the three months ended June 30, 2004 to ¥8,794 million for the three months ended June 30, 2005.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nissin Kohki Co., Ltd. For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

Nidec (Zhejiang) Corporation and Nidec (H.K.) Co., Ltd. were identified as reportable segments in the current period. We excluded Nidec Taiwan Corporation and Nidec Power Motor Corporation in the current period for their immateriality. Segment information for the three-month period ended June 30, 2004 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nissin Kohki Co., Ltd. apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2004 and 2005. The second table shows operating profit or loss by reportable operating segment for the three months ended June 30, 2004 and 2005:

	Three months ended June 30
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 12,843	¥ 16,377	$ 148,047
Intersegment revenues	13,771	23,984	216,814

Sub total	26,614	40,361	364,861
Nidec Electronics (Thailand)
External revenues	7,235	9,999	90,391
Intersegment revenues	4,288	6,970	63,008

Sub total	11,523	16,969	153,399
Nidec (Zhejiang)
External revenues	2,776	3,509	31,721
Intersegment revenues	31	767	6,934

Sub total	2,807	4,276	38,655
Nidec (Dalian)
External revenues	49	507	4,583
Intersegment revenues	7,941	11,348	102,585

Sub total	7,990	11,855	107,168
Nidec Singapore
External revenues	8,545	14,456	130,682
Intersegment revenues	729	269	2,432

Sub total	9,274	14,725	133,114
Nidec (H.K.)
External revenues	3,604	5,363	48,481
Intersegment revenues	468	542	4,900

Sub total	4,072	5,905	53,381
Nidec Philippines
External revenues	308	71	642
Intersegment revenues	4,206	6,539	59,112

Sub total	4,514	6,610	59,754
Sankyo Seiki
External revenues	15,758	15,919	143,907
Intersegment revenues	4,691	4,315	39,007

Sub total	20,449	20,234	182,914
Nidec Copal
External revenues	14,375	9,332	84,361
Intersegment revenues	2,228	1,985	17,944

Sub total	16,603	11,317	102,305
Nidec Tosok
External revenues	5,564	5,309	47,993
Intersegment revenues	226	96	868

Sub total	¥ 5,790	¥ 5,405	$ 48,861

	Three months ended June 30
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec Copal Electronics
External revenues	¥ 4,614	¥ 4,990	$ 45,109
Intersegment revenues	596	642	5,804

Sub total	5,210	5,632	50,913
Nidec Shibaura
External revenues	4,485	3,622	32,743
Intersegment revenues	2,172	945	8,543

Sub total	6,657	4,567	41,286
Nidec-Shimpo
External revenues	2,305	2,480	22,419
Intersegment revenues	685	288	2,604

Sub total	2,990	2,768	25,023
Nissin Kohki
External revenues	2,903	3,102	28,042
Intersegment revenues	330	188	1,700

Sub total	3,233	3,290	29,742
All Others
External revenues	26,678	27,174	245,652
Intersegment revenues	36,729	43,525	393,464

Sub total	63,407	70,699	639,116
Total
External revenues	112,042	122,210	1,104,773
Intersegment revenues	79,091	102,403	925,719

Adjustments(*)	245	289	2,613
Intrasegments elimination	(79,091)	(102,403)	(925,719)

Consolidated total (net sales)	¥ 112,287	¥ 122,499	$ 1,107,386

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended June 30

	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ (214)	¥ 1,921	$ 17,366
Nidec Electronics (Thailand)	1,840	2,082	18,821
Nidec (Zhejiang)	5	32	289
Nidec (Dalian)	635	845	7,639
Nidec Singapore	669	216	1,953
Nidec (H.K.)	122	90	814
Nidec Philippines	(140)	39	352
Sankyo Seiki	909	1,648	14,898
Nidec Copal	692	212	1,916
Nidec Tosok	172	(254)	(2,296)
Nidec Copal Electronics	799	905	8,181
Nidec Shibaura	488	(8)	(72)
Nidec-Shimpo	250	86	777
Nissin Kohki	186	194	1,754
All Others	3,641	2,664	24,082

Total	10,054	10,672	96,474

Adjustments (*)	973	(1,070)	(9,672)

Consolidated total	¥ 11,027	¥ 9,602	$ 86,802

(*) See Note 10 to the unaudited quarterly consolidated financial statements.

Net sales of Nidec Corporation increased ¥13,747 million, or 51.7%, from ¥26,614 million for the three months ended June 30, 2004 to ¥40,361 million for the three months ended June 30, 2005. External revenues of Nidec Corporation increased ¥3,534 million, or 27.5%, from ¥12,843 million for the three months ended June 30, 2004 to ¥16,377 million for the three months ended June 30, 2005. This increase resulted from increased sales of hard disk drive spindle motors and cooling fans for computer processors. Intersegment revenues of Nidec Corporation increased ¥10,213 million, or 74.2%, from ¥13,771 million for the three months ended June 30, 2004 to ¥23,984 million for the three months ended June 30, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to main customers through Nidec Singapore Pte. Ltd. and Nidec (H.K.) Co., Ltd. Operating profit of Nidec Corporation increased ¥2,135 million from a negative ¥214 million for the three months ended June 30, 2004 to ¥1,921 million for the three months ended June 30, 2005. This increase was due primarily to an increase in sales and in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥5,446 million, or 47.3%, from ¥11,523 million for the three months ended June 30, 2004 to ¥16,969 million for the three months ended June 30, 2005 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. However , operating profit increased only ¥242 million, or 13.2%, from ¥1,840 million for the three months ended June 30, 2004 to ¥2,082 million for the three months ended June 30, 2005. The comparatively lower increase in operating profit compared with sales was due primarily to an increase in royalty expenses and commission fees to Nidec Corporation.

Net sales of Nidec (Zhejiang) Corporation increased ¥1,469 million, or 52.3%, from ¥2,807 million for the three months ended June 30, 2004 to ¥4,276 million for the three months ended June 30, 2005. This increase resulted from increased sales of hard disk drive spindle motors during the three months ended June 30, 2005, reflecting strong demand. Operating profit increased only ¥27 million from ¥5 million for the three months ended June 30, 2004 to ¥32 million for the three months ended June 30, 2005, resulting primarily from a delay in cost improvements.

Net sales of Nidec (Dalian) Limited increased ¥3,865 million, or 48.4%, from ¥7,990 million for the three months ended June 30, 2004 to ¥11,855 million for the three months ended June 30, 2005. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type personal computers and small precision brushless DC motors used in DVDs. Operating profit increased ¥210 million, or 33.1%, from ¥635 million for the three months ended June 30, 2004 to ¥845 million for the three months ended June 30, 2005 due to an increase in sales of brushless DC fans and small precision brushless DC motors.

Net sales of Nidec Singapore Pte. Ltd. increased ¥5,451 million, or 58.8%, from ¥9,274 million for the three months ended June 30, 2004 to ¥14,725 million for the three months ended June 30, 2005 due primarily to an increase in sales of hard disk drive spindle motors to main customers. However, operating profit of Nidec Singapore Pte. Ltd. decreased ¥453 million, or 67.7%, from ¥669 million for the three months ended June 30, 2004 to ¥216 million for the three months ended June 30, 2005. This was because sales in the profitable manufacturing division decreased 20.2%, while sales in the trading division, with lower margins, increased 115.7%.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥1,833 million, or 45.0%, from ¥4,072 million for the three months ended June 30, 2004 to ¥5,905 million for the three months ended June 30, 2005. This was due primarily to an increase in sales of hard disk drive spindle motors and small precision brushless DC motors to main customers. However, the operating profit of Nidec (H.K.) Co., Ltd. decreased ¥32 million, or 26.2%, from ¥122 million for the three months ended June 30, 2004 to ¥90 million for the three months ended June 30, 2005. This was due to an increase in sales with lower margins.

Net sales of Nidec Philippines Corporation increased ¥2,096 million, or 46.4%, from ¥4,514 million for the three months ended June 30, 2004 to ¥6,610 million for the three months ended June 30, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to a main customer. Nidec Philippines Corporation had operating loss of ¥140 million for the three months ended June 30, 2004 and operating profit of ¥39 million for the three months ended June 30, 2005. This was due to an increase in sales of high-price and high-margin goods of 2.5 inches or smaller hard disk drive spindle motors. However, royalty expenses and commission fees to Nidec Corporation increased during this term.

Net sales of Sankyo Seiki Mfg. Co., Ltd. decreased ¥215 million, or 1.1%, from ¥20,449 million for the three months ended June 30, 2004 to ¥20,234 million for the three months ended June 30, 2005. Operating profit increased ¥739 million, or 81.3%, from ¥909 million for the three months ended June 30, 2004 to ¥1,648 million for the three months ended June 30, 2005. The major reason was due to increases in sales of stepping motors and industrial robots, and cost efficiency improvements in production.

Net sales of Nidec Copal Corporation decreased ¥5,286 million, or 31.8%, from ¥16,603 million for the three months ended June 30, 2004 to ¥11,317 million for the three months ended June 30, 2005. This was due primarily to a decrease in sales of shutters, optical units and lenses, which reflects decreased customer demand for digital cameras as a result of customers’ prolonged inventory adjustments. Part of the sales decrease resulted from the bankruptcy of AgfaPhoto GmbH, a purchaser of the company’s photo lab systems. Operating profit decreased ¥480 million, or 69.4%, from ¥692 million for the three months ended June 30, 2004 to ¥212 million for the three months ended June 30, 2005 due primarily to a decrease in sales of shutters, optical units and lenses.

Net sales of Nidec Tosok Corporation decreased ¥385 million, or 6.6%, from ¥5,790 million for the three months ended June 30, 2004 to ¥5,405 million for the three months ended June 30, 2005 due primarily to a decrease in sales of semiconductor fabrication equipment. Operating profit decreased ¥426 million from ¥172 million for the three months ended June 30, 2004 to a negative ¥254 million for the three months ended June 30, 2005. This decrease was due primarily to a sharp rise in material prices, mainly for steel, and a decrease in sales of semiconductor fabrication equipment as a result of decreased customer demand in the semiconductor industry from customers’ prolonged inventory adjustments.

Net sales of Nidec Copal Electronics Corporation increased ¥422 million, or 8.1%, from ¥5,210 million for the three months ended June 30, 2004 to ¥5,632 million for the three months ended June 30, 2005. This increase was primarily due to an increase in sales of stepping motors and scanners. Operating profit increased ¥106 million, or 13.3%, from ¥799 million for the three months ended June 30, 2004 to ¥905 million for the three months ended June 30, 2005. This resulted from an increase in sales volume and a cost reduction due to a shift of production to China.

Net sales of Nidec Shibaura Corporation decreased ¥2,090 million, or 31.4%, from ¥6,657 million for the three months ended June 30, 2004 to ¥4,567 million for the three months ended June 30, 2005 due primarily to a decrease in sales of intersegment transactions.

Operating profit decreased ¥496 million from ¥488 million for the three months ended June 30, 2004 to a negative ¥8 million for the three months ended June 30, 2005, due primarily to a decrease in sales of mid-size motors.

Net sales of Nidec-Shimpo Corporation decreased ¥222 million, or 7.4%, from ¥2,990 million for the three months ended June 30, 2004 to ¥2,768 million for the three months ended June 30, 2005. This was due primarily to a decrease in sales of factory automation equipment as a result of decreased customer demand. Operating profit of Nidec-Shimpo Corporation decreased ¥164 million, or 65.6%, from ¥250 million for the three months ended June 30, 2004 to ¥86 million for the three months ended June 30, 2005. The decrease in operating profit resulted primarily from a decrease in sales of power transmission equipment for the Chinese market and factory automation equipment due to decreased customer demand.

Net sales of Nissin Kohki Co., Ltd. increased ¥57 million, or 1.8%, from ¥3,233 million for the three months ended June 30 to ¥3,290 million for the three months ended June 30, 2005. Operating profit increased ¥8 million, or 4.3%, from ¥186 million for the three months ended June 30, 2004 to ¥194 million for the three months ended June 30, 2005. This was primarily due to a decrease in sales and an increase in sales of plastic parts resulting from increased customer demand in the office automation equipment industry.

Within the All Others segment, net sales increased ¥7,292 million, or 11.5% from ¥63,407 million for the three months ended June 30, 2004 to ¥70,699 million for the three months ended June 30, 2005. This was primarily due to the expansion in sales of Nidec Subic Philippines Corporation, Nidec Hi-Tech Motor (Thailand) Co., Ltd., and Sankyo Seiki (Hong Kong) Co., Ltd. Operating profit decreased ¥977 million, or 26.8%, from ¥3,641 million for the three months ended June 30, 2004 to ¥2,664 million for the three months ended June 30, 2005. This was primarily due to decreases in sales and profitability in Nidec Power Motor Corporation and Nidec Shibaura (Zhejiang) Co., Ltd. as a result of a sharp rise in material prices, mainly for steel.

Liquidity and Capital Resources

During the three months ended June 30, 2005, our total assets increased ¥12,325 million, or 2.5%, from ¥484,173 million to ¥496,498 million. This was mainly due to an increase in inventories of ¥4,753 million based on an increase in production resulting from increased orders in the second quarter. Property, plant and equipment increased ¥4,766 million mainly due to additional machinery and equipment to meet increased production in overseas companies. Cash and cash equivalents also increased ¥1,225 million as mentioned under “Cash Flows” below.

During the three months ended June 30, 2005, our total liabilities increased ¥3,694 million, or 1.7%, from ¥221,626 million to ¥225,320 million. This was mainly due to an increase in trade notes and accounts payable of ¥3,224 million resulting from an increase in purchases. Total of short-term borrowings and long-term debt also increased ¥2,463 million. On the other hand, other current liabilities decreased ¥2,029 million mainly due to payment for income taxes.

During the three months ended June 30, 2005, our working capital, defined as current assets less current liabilities, increased ¥1,967 million, or 2.0%, from ¥100,616 million to ¥102,583 million. This increase was mainly due to an increase in inventories.

During the three months ended June 30, 2005, total shareholders’ equity increased ¥8,485 million, or 4.1%, from ¥207,040 million to ¥215,525 million. This increase was mainly due to an increase in retained earnings of ¥7,013 million offset by dividends paid of ¥1,781 million. As a result, the ratio of stockholders’ equity to total assets increased 0.6% from 42.8% as of March 31, 2005 to 43.4% as of June 30, 2005.

Cash Flows

Net cash provided by operating activities increased ¥1,736 million from ¥8,056 million for the three months ended June 30, 2004 to ¥9,792 million for the three months ended June 30, 2005. This was mainly due to a decrease in accounts receivable of ¥5,605 million. On the other hand, accrued income taxes increased ¥1,583 million. Non-cash P/L items such as minority interest in income of consolidated subsidiaries and foreign currency adjustment decreased ¥1,679 million.

Net cash used in investing activities increased ¥537 million from ¥9,109 million for the three months ended June 30, 2004 to ¥9,646 million for the three months ended June 30, 2005. This was mainly due to an increase in additions to property, plant and equipment of ¥2,228 million. On the other hand, investments in consolidated subsidiaries decreased ¥2,152 million as a result of our investments in Sankyo Seiki Mfg. Co., Ltd. last year.

Net cash provided by financing activities decreased ¥3,749 million from ¥3,861 million for the three months ended June 30, 2004 to ¥112 million for the three months ended June 30, 2005. This decrease was mainly due to decreases in proceeds from ¥53,152 million in issuances of 5,620,000 new shares and repayment of short-term borrowings of ¥50,513 million. Dividends paid increased ¥806 million from ¥975 million to ¥1,781 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥1,225 million from ¥70,111 million as of March 31, 2005 to ¥71,336 million as of June 30, 2005.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2005
			June 30,
	March 31	June 30	2005

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 70,111	¥ 71,336	$ 644,874
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥484 million in March and ¥493 million ($4,457 thousand) in June:
Notes	17,351	17,223	155,695
Accounts	112,568	112,743	1,019,192
Inventories:
Finished goods	18,853	21,138	191,087
Raw materials	12,688	14,047	126,984
Work in progress	13,009	14,104	127,500
Project in progress	964	855	7,729
Supplies and other	3,448	3,571	32,282
Other current assets	11,951	13,990	126,469

Total current assets	260,943	269,007	2,431,812

Marketable securities and other securities investments	18,495	18,254	165,015
Investments in and advances to affiliated companies	1,865	2,095	18,939
Property, plant and equipment:
Land	31,774	31,838	287,814
Buildings	79,765	80,460	727,355
Machinery and equipment	178,594	185,201	1,674,209
Construction in progress	6,687	6,896	62,340

	296,820	304,395	2,751,718
Less - Accumulated depreciation	(147,614)	(150,423)	(1,359,818)

	149,206	153,972	1,391,900

Goodwill	40,664	40,725	368,152
Other non-current assets	13,000	12,445	112,502

Total assets	¥ 484,173	¥ 496,498	$ 4,488,320

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2005
			June 30,
	March 31	June 30	2005
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 28,478	¥ 32,504	$ 293,835
Current portion of long-term debt	8,493	9,369	84,695
Trade notes and accounts payable	95,076	98,300	888,628
Other current liabilities	28,280	26,251	237,308

Total current liabilities	160,327	166,424	1,504,466

Long-term liabilities:
Long-term debt	37,833	35,394	319,960
Accrued pension and severance costs	11,128	10,125	91,530
Other long-term liabilities	12,338	13,377	120,927

Total long-term liabilities	61,299	58,896	532,417

Minority interest in consolidated subsidiaries	55,507	55,653	503,100
Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2005; issued and outstanding: 71,252,463 shares in March and 71,410,089 shares in June	61,180	61,720	557,946
Additional paid-in capital	63,799	64,339	581,622
Retained earnings	88,954	95,967	867,538
Accumulated other comprehensive income (loss)	(6,745)	(6,345)	(57,359)
Foreign currency translation adjustments	(9,466)	(8,936)	(80,781)
Unrealized gains from securities	2,777	2,647	23,928
Minimum pension liability adjustment	(56)	(56)	(506)
Treasury stock, at cost:15,602 shares in March and 16,259 shares in June	(148)	(156)	(1,410)

Total shareholders’ equity	207,040	215,525	1,948,337

Total liabilities and shareholders’ equity	¥ 484,173	¥ 496,498	$ 4,488,320

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three-month period ended June 30		For the three-month period ended June 30,
		2004	2005	2005
	Net sales	¥ 112,287	¥ 122,499	$ 1,107,386

	Operating expenses:
	Cost of products sold	86,762	94,602	855,198
	Selling, general and administrative expenses	9,103	11,293	102,088
	Research and development expenses	5,395	7,002	63,298

		101,260	112,897	1,020,584

	Operating income	11,027	9,602	86,802

	Other income (expense):
	Interest and dividend income	163	318	2,875
	Interest expense	(250)	(166)	(1,501)
	Foreign exchange gain , net	1,848	2,224	20,105
	Loss on derivative instruments, net	(86)	(24)	(217)
	Gain from marketable securities, net	562	31	280
	Other, net	321	(26)	(235)

		2,558	2,357	21,307

	Income before provision for income taxes	13,585	11,959	108,109
	Provision for income taxes	(2,541)	(2,344)	(21,190)

	Income before minority interest and equity in earnings of affiliated companies	11,044	9,615	86,919
	Minority interest in income of consolidated subsidiaries	2,512	817	7,386
	Equity in net losses of affiliated companies	24	4	36

	Net income	¥ 8,508	¥ 8,794	$ 79,497

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 127.62	¥ 123.18	$ 1.11
	－ diluted	¥ 121.20	¥ 118.33	$ 1.07
	Cash dividends	¥ 15.00	¥ 25.00	$ 0.23

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2005	71,252,463	¥ 61,180	¥ 63,799	¥ 88,954	¥ (6,745)	¥ (148)	¥ 207,040
Comprehensive income:
Net income				8,794			8,794
Other comprehensive income (loss):
Foreign currency translation adjustments					530		530
Unrealized gains from securities, net of reclassification adjustment					(130)		(130)
Minimum pension liability adjustment					-		-

Total comprehensive income							9,194

Dividends paid				(1,781)			(1,781)
Conversion of convertible debt	144,726	492	492				984
Exercise of stock option	12,900	48	48				96
Purchase of treasury stock						(8)	(8)

Balance at June 30, 2005	71,410,089	¥ 61,720	¥ 64,339	¥ 95,967	¥ (6,345)	¥ (156)	¥ 215,525

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2005	$ 553,064	$ 576,740	$ 804,141	$ (60,975)	$ (1,338)	$ 1,871,632
Comprehensive income:
Net income			79,497			79,497
Other comprehensive income (loss):
Foreign currency translation adjustments				4,791		4,791
Unrealized gains from securities, net of reclassification adjustment				(1,175)		(1,175)
Minimum pension liability adjustment				-		-

Total comprehensive income						83,113

Dividends paid			(16,100)			(16,100)
Conversion of convertible debt	4,448	4,448				8,896
Exercise of stock option	434	434				868
Purchase of treasury stock					(72)	(72)

Balance at June 30, 2005	$ 557,946	$ 581,622	$ 867,538	$ (57,359)	$ (1,410)	$ 1,948,337

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Cash flows from operating activities:
Net income	¥ 8,508	¥ 8,794	$ 79,497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,732	5,527	49,964
(Gain) loss from sales and disposal of fixed assets	(268)	8	72
Minority interest in income of consolidated subsidiaries	2,512	817	7,386
Equity in net loss of affiliated companies	24	4	36
Foreign currency adjustments	(396)	(1,431)	(12,936)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,874)	(269)	(2,432)
Increase in inventories	(3,606)	(3,763)	(34,017)
Increase in notes and accounts payable	3,322	3,307	29,895
Decrease in accrued income taxes	(1,009)	(2,592)	(23,432)
Other	111	(610)	(5,514)

Net cash provided by operating activities	8,056	9,792	88,519

Cash flows from investing activities:
Additions to property, plant and equipment	(8,698)	(10,926)	(98,771)
Proceeds from sales of property, plant and equipment	919	255	2,305
Purchases of marketable securities	-	(2)	(18)
Proceeds from sales of marketable securities	1,112	63	570
Payments for additional investments in subsidiaries, net of cash acquired	(2,249)	(97)	(877)
Other	(193)	1,061	9,591

Net cash used in investing activities	(9,109)	(9,646)	(87,200)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(47,213)	3,300	29,832
Proceeds from issuance of long-term debt	227	-	-
Repayments of long-term debt	(968)	(562)	(5,080)
Proceeds from issuance of new shares	53,248	96	868
Dividends paid	(975)	(1,781)	(16,100)
Other	(458)	(941)	(8,507)

Net cash provided by financing activities	3,861	112	1,013

Effect of exchange rate changes on cash and cash equivalents	869	967	8,742
Net increase in cash and cash equivalents	3,677	1,225	11,074
Cash and cash equivalents at beginning of period	73,392	70,111	633,800

Cash and cash equivalents at end of period	¥ 77,069	¥ 71,336	$ 644,874

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2005 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥110.62= US$1, the approximate current exchange rate at June 30, 2005.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three-month period ended June 30, 2004 have been made to conform to the presentation used for the three-month period ended June 30, 2005.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment at such time.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2005. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three-month period ended June 30, 2005 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2005	¥ 40,664	$ 367,601
Decreased during three month period	61	551

Balance as of June 30, 2005	¥ 40,725	$ 368,152

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (66,670,138 and 71,391,218 shares for the three-month period ended June 30, 2004 and 2005, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period (70,287,679 and 74,377,020 shares for the three-month period ended June 30, 2004 and 2005, respectively).

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). Pro forma effect of the stock split is as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three-month period ended June, 30, 2005:
Basic net income per share
Net income available to common shareholders	¥ 8,794	142,782	61.59	0.56
Effect of dilutive securities
Unsecured 0.8% convertible bonds	7	1,318
Zero coupon 0.0% convertible bonds		4,469
Securities of a subsidiary
Stock option		185
Diluted net income per share
Net income for computation	¥ 8,801	148,754	59.16	0.53

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Net revenue	¥ 1,299	¥ 1,999	$ 18,071
Gross profit	¥ 18	¥ 169	$ 1,528
Net income	¥ (35)	¥ 13	$ 118

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three-months ended June 30, 2004 and 2005 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Service cost	276	212	1,917
Interest cost	219	76	687
Expected return on plan assets	(97)	(30)	(271)
Amortization of unrecognized net actuarial loss	7	1	9
Amortization of unrecognized prior service cost	(16)	(16)	(145)
Cost for defined contribution plans and others	83	178	1,609
Gains from curtailments and settlements	(279)	(30)	(271)

Net periodic pension cost	¥ 193	¥ 391	$ 3,535

Gains from curtailments and settlements in 2004 were due to the transitions from defined benefit plans to defined contribution plans at Nissin Kohki Co., Ltd., and in 2005 were due to the planned amendment at Nidec Logistics Co., Ltd.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three-month periods ended June 30, 2004 and 2005. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the three-month period ended June 30
	2004	2005

Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.6)	(14.4)
Tax on undistributed earnings	1.0	0.3
Valuation allowance	(8.7)	(6.6)
Other	0	(0.7)

Estimated effective income tax rate	18.7%	19.6%

The estimated effective income tax rate for the three-month period ended June 30, 2005 was a little higher compared to the estimated effective income tax rate for the three-month period ended June 30, 2004. This was mainly because the return of valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2006 decreased primarily due to the slower recovery in profitability of the companies which have valuation allowance than last year.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($66.44) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 7,350	$ 66.44
Exercised	0	7,350	66.44
Canceled	105	7,350	66.44

Balance at March 31, 2004:	2,862	7,350	66.44
Exercised	439	7,350	66.44
Canceled	61	7,350	66.44

Balance at March 31, 2005:	2,362	7,350	66.44
Exercised	129	7,350	66.44
Canceled	3	7,350	66.44

Balance at June 30, 2005:	2,230	7,350	66.44

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of each option granted was ¥3,499 ($31.63) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the three-month period ended June 30, 2005
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the three-month period ended June 30, 2004 and 2005 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Net income	¥ 8,508	¥ 8,794	$ 79,497
Other comprehensive income (loss):
Foreign currency translation adjustments	1,029	530	4,791
Unrealized gains from securities, net of reclassification adjustment	201	(130)	(1,175)
Minimum pension liability adjustment	0	-	-

	1,230	400	3,616

Total comprehensive income	¥ 9,738	¥ 9,194	$ 83,113

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥698 million ($6,310 thousand) at June 30, 2005. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to provide a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥299 million ($2,703 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, NIDEC has guaranteed approximately ¥399 million ($3,607 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥698 million ($6,310 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against the Company in Tokyo District Court claiming that NEC had a loss of ¥174 million ($1,573 thousand) accrued from unamortized equipment for its products and other damages caused by a stoppage of purchase of the products by the Company, and claiming that the Company was liable to compensate NEC for the loss because of the Company’s non-achievement of a guaranteed purchase volume. The Company has argued that the Company did not guarantee the purchase volume and that there was no reason to compensate the unamortized equipment cost. The Company also has argued that the reason for the stoppage of purchase of products by the Company derives from non-achievement of scheduled cost reductions by NEC , and therefore there is no reason for the Company to compensate NEC. As this litigation only recently began, the Company is not able to foresee how the case will result. The details of the transaction are as follows: Since July 2000, the Company purchased from NEC electric control units (ECU), assembled the ECUs with motors, and then supplied ECU-motor assemblies to one customer for incorporation into its electric power steering (EPS). However, on October 2002, the Company was notified of a stoppage of purchases of ECU-motor assemblies by the customer on the ground of non-achievement of scheduled cost reductions of the ECUs. Therefore, the Company stopped the purchase of the ECUs from NEC. Based on the fact that the Company continues to supply the motor to the customer even after the stoppage of the purchase of ECU-motor assemblies by the customer, the Company is confident that the stoppage of purchase of ECU-motor assemblies by the customer is not caused by any problem with the motor.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three-month period ended June 30, 2004 and 2005:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 23,773	¥ 36,039	$ 325,791
Other small precision brushless DC motors	13,406	15,692	141,855
Small precision brush DC motors	3,392	1,879	16,986
Brushless DC fans	7,843	9,135	82,580

Sub total	48,414	62,745	567,212
Mid-size motors	9,794	9,420	85,156
Machinery	17,253	16,002	144,658
Electronic and Optical components *1	31,613	28,806	260,405
Others	5,213	5,526	49,955

Consolidated total	¥ 112,287	¥ 122,499	$1,107,386

*1 Electronic and optical components net sales are disclosed separately beginning this fiscal year because the materiality of such product group increased as a result of the consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation and segment information for the three-month period ended June 30, 2004 has been restated to conform to the current presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Sankyo Seiki Mfg. Co., Ltd., or SNKC, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nissin Kohki Co., Ltd. or NSKC apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

NCC and NCH were identified as reportable segments because the materiality of these segments increased in the current period. Segment information for the year ended June 30, 2004 has been restated to conform to the current presentation. NCT and NPMC were not identified as reportable segments in the current period due to their immateriality.

The following tables show revenue from external customers and other financial information by operating segment for the three-month periods ended June 30, 2004 and 2005, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
Revenue from external customers:	2004	2005	2005
NCJ	¥ 12,843	¥ 16,377	$ 148,047
NET	7,235	9,999	90,391
NCC	2,776	3,509	31,721
NCD	49	507	4,583
NCS	8,545	14,456	130,682
NCH	3,604	5,363	48,481
NCF	308	71	642
SNKC	15,758	15,919	143,907
NCPL	14,375	9,332	84,361
NTSC	5,564	5,309	47,993
NCEL	4,614	4,990	45,109
NSBC	4,485	3,622	32,743
NSCJ	2,305	2,480	22,419
NSKC	2,903	3,102	28,042
All Others	26,678	27,174	245,652

Total	112,042	122,210	1,104,773
Consolidated adjustments related to elimination of intercompany transactions via third party	(31)	(76)	(687)
Others *1	276	365	3,300

Consolidated total	¥ 112,287	¥ 122,499	$ 1,107,386

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Revenue from other operating segments:
NCJ	¥ 13,771	¥ 23,984	$ 216,814
NET	4,288	6,970	63,008
NCC	31	767	6,934
NCD	7,941	11,348	102,585
NCS	729	269	2,432
NCH	468	542	4,900
NCF	4,206	6,539	59,112
SNKC	4,691	4,315	39,007
NCPL	2,228	1,985	17,944
NTSC	226	96	868
NCEL	596	642	5,804
NSBC	2,172	945	8,543
NSCJ	685	288	2,604
NSKC	330	188	1,700
All Others	36,729	43,525	393,464

Total	79,091	102,403	925,719
Intersegment elimination	(79,091)	(102,403)	(925,719)

Consolidated total	¥ 0	¥ 0	$ 0

 NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2004	2005	2005
Segment profit or loss:
NCJ	¥ (214)	¥ 1,921	$ 17,366
NET	1,840	2,082	18,821
NCC	5	32	289
NCD	635	845	7,639
NCS	669	216	1,953
NCH	122	90	814
NCF	(140)	39	352
SNKC	909	1,648	14,898
NCPL	692	212	1,916
NTSC	172	(254)	(2,296)
NCEL	799	905	8,181
NSBC	488	(8)	(72)
NSCJ	250	86	777
NSKC	186	194	1,754
All Others	3,641	2,664	24,082

Total	10,054	10,672	96,474
U.S. GAAP adjustments to accrue pension and severance costs	50	42	380
Consolidation adjustments mainly related to elimination of intercompany profits	234	(325)	(2,938)
Reclassification *1	732	(907)	(8,199)
Others *2	(43)	120	1,085

Consolidated total	¥ 11,027	¥ 9,602	$ 86,802

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes profit caused by reversal of provision of retirement allowance for the period ended June 30, 2004 and loss caused by allowance for doubtful account for the period ended June 30, 2005.

*2 Others mainly includes other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Subsequent events:

Stock Split

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 will be split two for one. The number of issued shares of record on September 30, 2005 will be the number of shares to be split. Effective date (Issue date of split shares) is November 18, 2005.

As a result of this Stock Split, the exercise prices for the Company’s 2nd Unsecured Convertible Bond, Stock Acquisition Rights, and Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008 will be adjusted as follows on and after October 1, 2005.

(Yen)
	Issue Date	Adjusted (Exercise Prices)	Previous (Exercise Prices)

The 2nd Unsecured Convertible Bond	January 28, 1999	3,399.50	6,798.90
Stock Acquisition Rights	May 14, 2003	3,675.00	7,350.00
Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008	October 17, 2005	6,914.40	13,828.70